INNOVATIVE INDUSTRIAL PROPERTIES, INC.

17190 Bernardo Center Drive

San Diego, California 92128

November 30, 2016

VIA EDGAR

Ms. Folake Ayoola

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc.
Registration Statement on Form S-11 (Registration No. 333-214148)

Dear Ms. Ayoola:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Innovative Industrial Properties, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 4:30 p.m., eastern time, on November 30, 2016, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. The Registrant respectfully requests that you notify Carolyn Long of Foley & Lardner LLP of such effectiveness by a telephone call to (858)-847-6833.

Very truly yours,

Innovative Industrial Properties, Inc.

By:	/s/ Brian Wolfe
Brian Wolfe
Vice President, General Counsel and Secretary